Mail Stop 3561

December 9, 2008

*Via U.S. Mail and facsimile to (214) 812-4072*

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas  75201-3411

> **Re:    Texas Competitive Electric Holdings Company LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 26, 2008**
> **File No. 333-153700**

Dear Mr. Wright:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. Please tell us how you determined the amount of the additional principal of Senior Toggle Notes being issued in lieu of cash interest payments thereon. We note that this represents a reasonable good faith estimate, however, your disclosure on page 103 under "PIK Interest Election" discloses an amount that is slightly less than what you disclose here. Please revise or advise.

2. Also, where you discuss the PIK interest election, please clearly state your intentions with respect to the May 1st interest payment. For example, on page 13, your disclosure of the Interest Rate makes no mention of your intention to pay PIK interest and states "[i]f the Issuer elects to pay any PIK interest…." Please revise.

Risk Factors, page 22

TCEH's credit ratings could negatively affect…., page 38

3. We note that on November 3, 2008, Moody's announced that it had changed the rating outlook for TCEH to negative from stable. Please disclose Moody's publicly-announced reason for the change here and elsewhere in the registration statement where the change is described, such as on page 109.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

4. Please advise us as to your anticipated presentation of periods to be discussed in MD&A in your December 31, 2008 Form 10-K.

5. We note you have only presented volumetric and other statistical data for the Predecessor period for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005. Please revise to provide data for the Successor period or expand your disclosure to explain why this information has been omitted.

6. Please expand your disclosure to provide some quantification of the financial effects in the event you chose to use the payment-in-kind feature of the toggle notes in lieu of making cash interest payments.

Liquidity and Capital Resources, page 98

7. Where you discuss the material credit rating covenants and credit worthiness effects on liquidity, please elaborate to disclose whether you have the funds available to meet all of the collateral support payments you discuss here.

Note 2. Financial Statement Effects of the Merger, page F-7

8. We note you have not yet quite completed your purchase price allocation as of September 30, 2008. Since one year has now elapsed from the date of the merger on October 10, 2007, please advise us of any changes made. Disclosure and quantification of any purchase price contingencies should be made to the extent material.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720, with any questions on the financial statements or related matters. You may contact Ronald E. Alper, Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director